Exhibit 12.1

AXIS CAPITAL HOLDINGS LIMITED

RATIO OF EARNINGS TO FIXED CHARGES

(Dollars in thousands)

	2005	2004	2003	2002	Period ended December 31, 2001
Earnings: Income before income taxes	$100,507	$500,438	$531,672	$263,689	$2,680
Fixed charges: Assumed interest component of rent expense (1)	2,637	2,377	1,694	628	30
Interest expense	32,447	5,285	1,478	1,414	—
Total Fixed charges	35,061	7,662	3,172	2,042	30
Earnings plus fixed charges	$135,568	$508,100	$534,844	$256,731	$2,710
RATIO OF EARNINGS TO FIXED CHARGES	3.9	66.3	168.6	130.1	90.3

(1)          33.3% represents a reasonable approximation of the interest factor.